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                             June 9, 2021

       Eido Gal
       Chief Executive Officer
       Riskified Ltd.
       220 5th Avenue, 2nd Floor
       New York, NY 10001

                                                        Re: Riskified Ltd.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 26,
2021
                                                            CIK No. 0001851112

       Dear Mr. Gal:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 26, 2021

       Prospectus Summary, page 8

   1.                                                   We note your amended
disclosure in response to comment 1. We note your
                                                        statement "[w]e drive
higher sales and reduce fraud and other operating costs for our merchants and strive to
provide superior consumer experiences." With respect to this statement, please
disclose what you are using as a baseline comparison for higher sales, reduced fraud, and
other operating costs. We also note your statement "[w]ithout
                                                        Riskified, merchants
attempt to solve these problems on their own using a variety of legacy or in-house
solutions and manual processes." Please tell us whether you believe that you have any
direct competitors or whether you believe that you are the only
 Eido Gal
Riskified Ltd.
June 9, 2021
Page 2
       ecommerce risk management platform currently available to merchants. Strong expertise serving the enterprise market, page 16

2. We note your amended disclosure in response to comment 4. Please explain the significance of focusing on enterprise merchants generating over $75 million in online sales per year, with a view to helping investors understand your business. In this light, we note the three reasons that you provide regarding your ability to support enterprise merchants, but there does not seem to be a clear correlation between your three reasons and the $75 million threshold.
3. Revenue Recognition
Disaggregation of Revenue, page F-22

3. We note your response to comment 15. Please disclose that you primarily generate revenues from the chargeback guarantee product and that revenues from other products are not material.
       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jacqueline Kaufman at (202) 551-3797 with any other questions.



                                                             Sincerely,
FirstName LastNameEido Gal
                                                             Division of
Corporation Finance
Comapany NameRiskified Ltd.
                                                             Office of Trade &
Services
June 9, 2021 Page 2
cc:       Marc D. Jaffe
FirstName LastName